SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 11, 2004

_________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

_________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes__ No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

 Enclosure:    A press release dated August 10, 2004 announcing that STMicroelectronics will use cash to redeem any and all outstanding Liquid Yield Option Notes™ surrendered at the option of holders on September 22, 2004.

PRESS RELEASE
COMMUNIQUE DE PRESSE
COMUNICATO STAMPA
PRESSE INFORMATION

PR No. C1503H

STMICROELECTRONICS WILL USE CASH TO REDEEM ANY AND ALL
OUTSTANDING LIQUID YIELD OPTION™ NOTES (“LYONs”)
SURRENDERED AT THE OPTION OF HOLDERS ON SEPTEMBER 22, 2004

GENEVA, Switzerland—August 10, 2004—STMicroelectronics N.V. (NYSE: STM) announced that it has elected to use cash rather than shares or a combination thereof to redeem any and all Liquid Yield Option™ (“LYONs”) Notes which the holders elect to surrender. The Company said that each holder of the LYONs due September 22, 2009 (Zero-Coupon-Subordinated), pursuant to the terms and conditions of the LYONs, has the right to surrender all or part of such LYONs beginning August 24, 2004 and if the holder elects to exercise this right, the holder will receive a consideration equal to the original issue price plus the accrued original issue discount. If all outstanding LYONs are surrendered, the aggregate cash redemption value will be approximately $813 million. The Company’s balance sheet at June 26, 2004 reflected the reclassification of $809 million to short-term debt from long-term debt in anticipation of the potential optional redemption of these securities on September 22, 2004.

In order to surrender LYONs for purchase, a purchase notice must be delivered to either (i) The Bank of New York, the trustee for the LYONs and New York Paying Agent, on or before 5:00 p.m. New York City time, on September 22, 2004 or (ii) BNP Paribas Securities Services, the Paris Paying Agent, on or before 5:00 p.m. Paris time, on September 22, 2004. Holders of LYONs complying with the transmittal procedures of the Depository Trust Company and Euroclear France (depending on through which clearing agency they hold the LYONs) need not submit a physical purchase notice to The Bank of New York or BNP Paribas Securities Services. Holders may withdraw LYONs previously surrendered for purchase at any time prior to 5:00 p.m. in New York or Paris on September 22, 2004.

Full documentation specifying the terms, conditions and procedures for surrendering and withdrawing LYONs for redemption will be made available by STMicroelectronics to LYONs holders through The Depository Trust Company and Euroclear France, and will be mailed to holders. LYONs holders are encouraged to read these documents carefully before making any decision with respect to the surrender of LYONs, because these documents contain important information regarding the details of STMicroelectronics’ obligation to purchase the LYONs. The LYONs are currently convertible into 26.292 STMicroelectronics common shares per $1,000 principal amount at maturity subject to adjustment under certain circumstances. The LYONs are currently convertible at a conversion price that is substantially above the current market price of the Company’s shares.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company’s net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Trustee, New York Registrar,	Paris Paying and	Dutch Registrar:
New York Paying	Conversion Agent:
and Conversion Agent
BNP Paribas
The Bank of New York	Securities Services
101 Barclay Street	c/o GIS Emetteur	Netherlands Management Company B.V.
Floor 7 East	Les Collines de l'Arche	Locatellikade 1
New York, New York 10286	Paris La Defense Cedex 09	Parnassustoren
Tel.: (+1) 212 815 2548	France 75450	1076 AZ Amsterdam, The Netherlands
	Tel.: (+33) (0) 1 5577 9541	Tel.: (+31) 20 57 57 124

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 11, 2004		By: /s/ PASQUALE PISTORIO

	Name:	Pasquale Pistorio
	Title:	President and Chief Executive Officer

         Enclosure: A press release dated August 10, 2004 announcing that STMicroelectronics will use cash to redeem any and all outstanding Liquid Yield Option Notes™ surrendered at the option of holders on September 22, 2004.